UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 33-57687
ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
(Full title of the plan and the address of the
plan, if different from that of the issuer named below)
ATMOS ENERGY CORPORATION
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, Texas 75240
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Qualified Retirement Plans and Trusts Committee of the
Atmos Energy Corporation Retirement Savings Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Atmos Energy Corporation Retirement Savings Plan and Trust (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

/s/ Whitley Penn LLP

Dallas, Texas
June 21, 2019

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2018	2017
Assets
Investments, at fair value:
Common Stock of Atmos Energy Corporation	$319,790,867	$325,884,802
Registered Investment Companies:
T. Rowe Price Equity Income I Class	37,275,593	42,568,265
T. Rowe Price Growth Stock I Class	40,783,227	42,711,261
T.Rowe Short-Term Bond I Class	4,321,196	4,086,332
T.Rowe Price Balanced Fund I Class	21,854,625	23,485,101
T.Rowe Price New American Growth I Class	22,411,080	22,301,841
T.Rowe Price Mid-Cap Value Fund I Class	31,805,490	34,981,870
T. Rowe Price New Horizons Fund I Class	45,714,076	45,927,143
Vanguard Total Bond Market Index Institutional Fund	20,160,098	32,781,075
Vanguard Institutional Index Fund	52,644,033	55,535,527
Vanguard Total International Stock Institutional Index Fund	16,312,918	—
Vanguard Total International Stock Index Fund Admiral Shares	—	20,357,705
Vanguard Treasury Money Market Investor Fund	540,348	729,846
American Funds The New Economy Fund	17,566,076	18,063,919
American Funds Europacific Growth Fund	19,018,290	23,872,891
Baird Aggregate Bond Institutional Fund	33,476,139	16,001,010
T. Rowe Price Retirement 2005 I Class	638,418	720,847
T. Rowe Price Retirement 2010 I Class	1,049,128	1,473,029
T. Rowe Price Retirement 2015 I Class	2,998,283	3,171,727
T. Rowe Price Retirement 2020 I Class	13,768,864	15,743,870
T. Rowe Price Retirement 2025 I Class	16,960,043	15,152,108
T. Rowe Price Retirement 2030 I Class	14,922,892	14,557,972
T. Rowe Price Retirement 2035 I Class	12,385,952	11,062,817
T. Rowe Price Retirement 2040 I Class	11,000,858	10,150,708
T. Rowe Price Retirement 2045 I Class	14,532,320	13,287,475
T. Rowe Price Retirement 2050 I Class	11,222,170	9,882,928
T. Rowe Price Retirement 2055 I Class	8,088,662	6,601,704
T. Rowe Price Retirement 2060 I Class	1,031,478	316,224
T. Rowe Price Retirement Balanced I Class	1,300,669	1,952,567
Common/Collective Trust:
T. Rowe Price Stable Value Common Trust Fund	40,765,492	32,833,313
Total investments	834,339,285	846,195,877
Receivables:
Notes receivable from participants	15,659,188	15,590,198
Total receivables	15,659,188	15,590,198
Payables:
Due to broker	47,051	51,241
Net assets available for benefits	$849,951,422	$861,734,834
See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2018

Additions to Net Assets
Investment income:
Net depreciation in fair value of investments	$(31,227,335)
Dividends on common stock	7,095,449
Dividends on registered investment companies	32,024,361
Dividends on common/collective trust	729,065
Total investment income	8,621,540

Other Income:
Interest received on notes receivable from participants	906,817
Other	12,903

Contributions:
Participants	26,528,379
Company - noncash	733,212
Company - cash	15,760,796
Rollovers	1,101,084
Total contributions	44,123,471

Total additions to net assets	53,664,731

Deductions from Net Assets
Distributions to participants	64,991,374
Administrative expenses	456,769
Total deductions from net assets	65,448,143
Net decrease in net assets available for benefits	(11,783,412)

Net Assets Available for Benefits
Beginning of year	861,734,834
End of year	$849,951,422

See accompanying notes

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

1. Description of the Plan
The following brief description of the Atmos Energy Corporation Retirement Savings Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more detailed description of the Plan’s provisions.
General
The Plan is a trusteed defined contribution retirement benefit plan offered to eligible employees of Atmos Energy Corporation (the Company, Atmos Energy or Plan Sponsor). The Plan is to continue for an indefinite term and may be amended or terminated at any time by the Board of Directors of Atmos Energy (the Board). The Plan is administered by the Qualified Retirement Plans and Trusts Committee (the Committee), which is appointed by the Board. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
Substantially all employees of the Company, other than leased employees (Participants), are automatically enrolled in the Plan at a salary deferral rate of four percent (4%) of their compensation. Participants have a 30-day period to opt out of automatic enrollment. After 30 days, if the Participant has not opted out or elected a different deferral percentage, salary deferrals begin at the automatic enrollment level of 4%.
Contributions
Contributions to the Plan include contributions withheld by the Company on behalf of each Participant in an amount specified by the Participant pursuant to a salary deferral agreement, as well as matching and fixed annual Company contributions.
Participants may elect a deferral rate ranging from a minimum of one percent (1%) up to a maximum of 65 percent (65%) of eligible compensation, as defined by the Plan, not to exceed the maximum allowed by the Internal Revenue Code (the Code) ($18,500 in 2018 or $24,500 for those participants age 50 or older).
The Company contributes a matching Company contribution in an amount equal to 100 percent of each Participant’s salary deferral contribution, up to a maximum of 4% of such Participant’s eligible compensation, as defined by the Plan, for the Plan year. The Company’s matching contribution meets the current Internal Revenue Service (IRS) “Safe Harbor” definition. The Company may revoke or amend any Participant’s salary deferral agreement if necessary to ensure that (1) each Participant’s salary deferrals for any year will not exceed applicable Code limitations and (2) Company matching contributions will be fully deductible for federal income tax purposes. The Company matching contributions are in accordance with the participant's investment elections, subject to a 25 percent limit for Atmos Energy common stock. After a participant reaches the 25 percent limit, future Company matching contributions will be made in cash according to the participant's investment elections. For the year ended December 31, 2018, the Company made matching Company contributions of $733,212 in Atmos Energy common stock and $12,029,909 in the participant's investment elections.
Additionally, employees who joined the Plan subsequent to September 30, 2010 receive a fixed annual Company contribution of 4% of eligible compensation to their Plan account. During the year ended December 31, 2018, the Company made fixed annual contributions of $3,730,887.
Participants are eligible to receive matching and fixed annual Company contributions after completing at least one year of service, effective on the first full pay period after which one year of service has been completed.
Employee deferral contributions and the Company’s matching contributions are immediately and fully vested. The fixed annual Company contribution fully vests after three years of service.
Forfeitures
Forfeitures are first used to fund any restorations of previously forfeited fixed annual Company contributions of former participants that are rehired. Any remaining forfeitures are used to reduce fixed annual Company contributions.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

Investment Options
The Plan allows Participant salary deferral contributions to be invested among a variety of registered investment companies, one common/collective trust (CCT) and Atmos Energy common stock.
Investments in Atmos Energy common stock are participant directed. All Participant and Company contributions made in Atmos Energy common stock are allowed to be diversified at any time after the contribution is made into one or more of the other investment options offered by the Plan.
To help participants achieve better diversification, a participant's investment elections may not have an allocation greater than 25 percent to Atmos Energy common stock for future contributions. In addition, future exchanges or rollovers into Atmos Energy common stock will be limited to 25 percent of the participant's total account balance. After a participant reaches the 25 percent limit, future Company matching contributions will be made in cash according to the participant's investment elections.
Distributions to Participants
Dividends received on Atmos Energy common stock are automatically reinvested in Atmos Energy common stock. However, a Participant may elect to receive dividends paid in cash. This election may be made at any time during the period beginning on the first business day on or after the dividend record date and ending at a time specified by the Committee on the last business day preceding the dividend payout date. Cash dividends received on Atmos Energy common stock, in accordance with the Plan, must be distributed to Participants no later than 90 days after the Plan’s year end. Currently, the dividends are distributed quarterly. Once a Participant elects to receive dividends in cash, the election will remain in effect until the election is changed.
In the event of retirement, death, termination due to disability or termination of employment for another reason, a Participant, or beneficiary in the event of death, is entitled to withdraw their account from the Plan. Effective January 1, 2009, at the time of termination, Participants who do not have Plan loans outstanding are entitled to take one or more partial distributions from their account.

Withdrawals from a Participant’s salary deferral account are allowed upon proof of financial hardship meeting IRS “Safe Harbor” definitions. Hardship withdrawals are not permitted from the Company matching or fixed annual Company contribution accounts.
If elected, subsequent to the Participant attaining age 59 1/2, withdrawals may be made from a Participant’s salary deferral account as well as the vested portion of the Company matching account; however, withdrawals may not be made from the fixed annual Company contribution account. Withdrawals of investments in Atmos Energy common stock may be in the form of Atmos Energy common stock or cash, as determined by the Committee, at the Participant's discretion.
A Participant may elect to receive a distribution of non-safe harbor prior company matching or discretionary contributions made to their account at least two years prior to such election. Safe harbor Company matching contributions meet the current IRS “Safe Harbor” definition and are not eligible for in-service withdrawal.
Loans to Participants
A Participant may borrow up to the lesser of $50,000 or 50 percent of their account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods of up to five years for general purpose loans or 15 years for primary residence loans. The interest rate is the U.S. prime rate plus 2 percent and is fixed over the life of the loan. Until December 31, 2015 a Participant could have a maximum of two loans outstanding at any one time. Effective January 1, 2016, a Participant may only have one loan outstanding going forward.
If a Participant has an outstanding loan in force and terminates employment, the Participant may elect to continue to pay the loan according to the payment schedule that was set up at the time the loan was initiated. If this option is elected, the Participant must also leave their account balance in the Plan. Under a second option, the Participant may elect to have the outstanding loan balance treated as a distribution from the Plan. A third option provides that the Participant may repay the loan in full within the date range established by IRS rules and stated in the Plan's loan policy.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

Revenue-Sharing Credits
In April 2016, the Plan entered into a revenue-sharing agreement with T. Rowe Price. Under the terms of the agreement, T. Rowe Price would provide the Plan with an administrative budget and apply administrative credits for any amount above a set revenue threshold from the Plan’s investment options for record keeping services. The administrative credits would be used to pay certain administrative expenses of the Plan, as directed by the Company.
In July 2017, the Plan negotiated a flat annual rate per participant for the record keeping fees, which replaced the revenue-sharing arrangement. The Plan will use the administrative credits to pay for the record keeping fees of active participants. After the administrative credits have been used, the Company will pay the record keeping fees of active participants. All in-active participants within the Plan will be responsible for paying their record keeping fees, which will be deducted from their account balance.
For the year ending December 31, 2018, the Plan had a total balance of $540,348 in administrative credits. Revenue-sharing credits were allocated to pay $201,564 of administrative expenses for the year ending December 31, 2018. The Plan also had amounts payable for administrative expenses of $47,051 as of December 31, 2018.
Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will terminate and the trust will be liquidated, unless the Plan is continued by a successor. Upon such liquidation, all accounts shall be fully vested and will be distributed to the Participants.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to Participants are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. The most significant estimate relates to fair value measurements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Shares of registered investment companies are valued at fair value based on published market prices, which represents the net asset value of shares held by the Plan at year end. Investments in common stock are valued at fair value based on quoted market prices.
The CCT is comprised primarily of fully benefit-responsive investment contracts, which include conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions, designed to provide principal stability and a competitive yield. The CCT is valued at the net asset value of units of the T. Rowe Price Trust Company (T. Rowe Price) collective trust. The net asset value is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The fair value methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Committee believes the valuation methods used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the measurement date.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are reported on the average historical cost method. Capital gains and losses are included in interest and dividend income.
Notes Receivable from Participants
Notes receivable from participants represent Participant loans that are recorded at their remaining outstanding balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.
Subsequent Events
No events occurred subsequent to the statement of net assets available for benefits date that would require recognition or disclosure in the financial statements.
3. Administration of the Plan and Plan Assets
The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the appointment of the Board without compensation from the Plan. Certain administrative functions are performed by employees of the Company. No employee of the Company receives compensation from the Plan.
In accordance with the Plan, the Company has appointed the Committee as Trustee of the Plan. The Trustee may be removed at the discretion of the Board. The Trustee shall vote any common stock held in the trust in accordance with directions received from the Participants or at its discretion if there are no such directions. The Plan’s assets are held by T. Rowe Price, the custodian and recordkeeper of the Plan.
Generally, administrative expenses of the Plan are paid by the Company except for processing fees related to loans to participants, which are paid by the Participant. However, the Plan permits the use of revenue-sharing credits to reduce administrative expenses.
4. Fair Value Measurements
Authoritative accounting literature establishes a fair value hierarchy that prioritizes the inputs used to measure fair value based on observable and unobservable data. The hierarchy categorizes the inputs into three levels, with the highest priority given to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority given to unobservable inputs (Level 3). The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset is defined as a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The Plan’s Level 1 measurements consist of registered investment companies (mutual funds) and corporate stock.
Level 2 — Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset as of the reporting date. These inputs are derived principally from, or corroborated by, observable market data. Currently, the Plan has no assets recorded at fair value that would qualify for Level 2 reporting.
Level 3 — Unobservable inputs that are supported by little, if any, market activity and are significant to the fair value of the assets as of the measurement date. Currently, the Plan has no assets recorded at fair value that would qualify for Level 3 reporting.

The Plan records accounts receivable and accounts payable at carrying value, which substantially approximates fair value due to the short-term nature of these assets.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018 and 2017:

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Registered investment companies	$473,782,926	$—	$—	$473,782,926
Corporate stock	319,790,867	—	—	319,790,867
Total investments in the fair value hierarchy	$793,573,793	$—	$—	793,573,793
Investments measured at net asset value (1)				40,765,492
Investments at fair value				$834,339,285

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Registered investment companies	$487,477,762	$—	$—	$487,477,762
Corporate stock	325,884,802	—	—	325,884,802
Total investments in the fair value hierarchy	$813,362,564	$—	$—	813,362,564
Investments measured at net asset value (1)				32,833,313
Investments at fair value				$846,195,877

(1)
Investments in our CCT that are measured at net asset value per share equivalent are not classified in the fair value hierarchy. The fair value amounts presented are intended to reconcile the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period

T. Rowe Price Stable Value Common Trust Fund	$40,765,492	n/a	Daily	12 months

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period

T. Rowe Price Stable Value Common Trust Fund	$32,833,313	n/a	Daily	12 months

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS (continued)

5. Related Party and Party-in-Interest Transactions
Certain Plan investments in registered investment companies and a common/collective trust fund are managed by T. Rowe Price. T. Rowe Price is the custodian and recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Additionally, certain plan participants have invested in Atmos Energy common stock. Because the Company is the Plan Sponsor, transactions involving Atmos Energy common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules. At December 31, 2018 and 2017, participant accounts held 3,448,995 and 3,794,211 shares of Atmos Energy common stock and received $7,095,449 in dividends from Atmos Energy common stock during 2018. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.

At December 31, 2018 and 2017, the percentage of the Plan’s investments held in the Company’s common stock was 38.3% and 38.5%.
6. Income Tax Status
The Plan has received a determination letter from the IRS dated August 20, 2014 stating that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

ATMOS ENERGY CORPORATION RETIREMENT
SAVINGS PLAN AND TRUST
Form 5500, SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 75-1743247
PLAN NUMBER: 002
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Atmos Energy Corporation	Common stock; 3,448,995 shares	**	$319,790,867
*	T. Rowe Price Trust Company	Stable Value Common Trust Fund	**	40,765,492
*	T. Rowe Price Trust Company	Balanced Fund I Class	**	21,854,625
*	T. Rowe Price Trust Company	Short-Term Bond Fund I Class	**	4,321,196
*	T. Rowe Price Trust Company	New Horizons Fund I Class	**	45,714,076
*	T. Rowe Price Trust Company	Mid-Cap Value Fund I Class	**	31,805,490
*	T. Rowe Price Trust Company	New America Growth Fund I Class	**	22,411,080
*	T. Rowe Price Trust Company	Equity Income Fund I Class	**	37,275,593
*	T. Rowe Price Trust Company	Growth Stock Fund I Class	**	40,783,227
	Baird	Aggregate Bond Institutional Fund	**	33,476,139
	Vanguard Group, Inc.	Vanguard Institutional Index Fund	**	52,644,033
	Vanguard Group, Inc.	Vanguard Ttl Int Stock Institutional Index Fund	**	16,312,918
	Vanguard Group, Inc.	Total Bond Market Index Institutional Fund	**	20,160,098
	Vanguard Group, Inc.	Treasury Money Market Fund Investor Shares	**	540,348
	American Funds	EuroPacific Growth Fund	**	19,018,290
	American Funds	The New Economy Fund	**	17,566,076
*	T. Rowe Price Trust Company	Retirement 2005 Fund I Class	**	638,418
*	T. Rowe Price Trust Company	Retirement 2010 Fund I Class	**	1,049,128
*	T. Rowe Price Trust Company	Retirement 2015 Fund I Class	**	2,998,283
*	T. Rowe Price Trust Company	Retirement 2020 Fund I Class	**	13,768,864
*	T. Rowe Price Trust Company	Retirement 2025 Fund I Class	**	16,960,043
*	T. Rowe Price Trust Company	Retirement 2030 Fund I Class	**	14,922,892
*	T. Rowe Price Trust Company	Retirement 2035 Fund I Class	**	12,385,952
*	T. Rowe Price Trust Company	Retirement 2040 Fund I Class	**	11,000,858
*	T. Rowe Price Trust Company	Retirement 2045 Fund I Class	**	14,532,320
*	T. Rowe Price Trust Company	Retirement 2050 Fund I Class	**	11,222,170
*	T. Rowe Price Trust Company	Retirement 2055 Fund I Class	**	8,088,662
*	T. Rowe Price Trust Company	Retirement 2060 Fund I Class	**	1,031,478
*	T. Rowe Price Trust Company	Retirement Balanced Fund I Class	**	1,300,669
*	Notes receivable from participant loans	Interest rates from 5.25% to 9.25%, various maturities up to 15 years	-0-	15,659,188
				$849,998,473

*	Indicates party-in-interest to the Plan
**	Cost information in column (d) is not required for participant-directed investments

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Qualified Retirement Plans and Trusts Committee, the Trustee of the Atmos Energy Corporation Retirement Savings Plan and Trust, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATMOS ENERGY CORPORATION RETIREMENT SAVINGS PLAN AND TRUST

By:	/s/ CHRISTOPHER T. FORSYTHE
Christopher T. Forsythe
Chairman of the Qualified Retirement Plans and Trusts Committee
June 21, 2019

EXHIBITS INDEX

Exhibit Number	Description	Page Number or Incorporation by Reference to

23.1	Consent of Independent Registered Public Accounting Firm, Whitley Penn LLP